FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August, 2006.

Commission File Number 0-26005

MICROMEM TECHNOLOGIES INC.

 777 Bay Street, Suite 1910, Toronto, ON  M5G 2C8

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      x         Form 40-F

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No    x

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):        N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-134309) of Micromem Technologies Inc. and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Micromem Technologies Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

By: /s/ Joseph Fuda
Date: August 21, 2006	Name: Joseph Fuda
Title: Chief Executive Officer

Exhibit Index

Exhibit
Number	Exhibit Description

99.1	Insider Reporting – Salvatore Fuda
99.2	Insider Reporting – Joseph Fuda
99.3	Insider Reporting – Cynthia Kuper
99.4	Insider Reporting – Larry Blue
99.5	Insider Reporting – Steven VanFleet
99.6	Insider Reporting – David Sharpless
99.7	Insider Reporting – Andrew Brandt
99.8	Insider Reporting – Oliver Nepomuceno
99.9	Insider Reporting – Nina George
99.10	Insider Reporting – Martha McGroarty
99.11	Insider Reporting – Dan Amadori